                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

October 31, 2013

                                                                October 31, 2013
                                               Company name: Ricoh Company, Ltd.
                                  Representative: Zenji Miura, President and CEO
                                           Contact for inquiries; Masahisa Honda
                                                General Manager of IR Department
                                                           Phone: (0)3-6278-5254

CHANGE OF SHARE TRADING UNIT SIZE AND AMENDMENT OF THE ARTICLES OF INCORPORATION

Ricoh Company, Ltd. ('the Company') has announced that, on October 31, 2013, the Board of Directors of the Company resolved to change the share trading unit size and to amend the articles of incorporation in accordance with Article 195,
Section 1, of the Corporation Law, as follows.

1. CHANGE OF SHARE TRADING UNIT SIZE

(1) Recent situation about share trading unit size and reason for the change

    The Company has decided to lower the number of shares constituting one unit of shares, in light of the goal of unifying the number of trading units of common stock at 100 shares, which was set forth in the Action Plan for the Consolidation of Trading Units announced by Japanese stock exchanges, and to enhance the liquidity of its shares and expand the scope of investors, including private investors.

(2) Details of the change

    The share trading unit size will be changed from 1,000 shares to 100 shares.

(3) Prospective effective date of the change

    January 1, 2014

Supplementary information: The share trading unit size on the Tokyo, Nagoya,
                           Fukuoka, and Sapporo Stock Exchange will also be changed to 100 shares effective January 1, 2014.

2.  Amendment to the articles of incorporation

(1) Reason for the amendment

    Due to the change in the share trading unit size described above.

(2) Details of the amendment

    As stated below.

                                                       (Underlining signifies changed text.)
---------------------------------------------  ---------------------------------------------
      Current articles of incorporation                           After amendment
---------------------------------------------  ---------------------------------------------

              CHAPTER II. SHARES                             CHAPTER II. SHARES

(Number of Shares Constituting One Unit)       (Number of Shares Constituting One Unit)

Article 8. The number of shares constituting   Article 8. The number of shares constituting
           one unit of shares of the Company              one unit of shares of the Company
           shall be one thousand (1,000)                  shall be one hundred (100) shares.
                    --------------------                           -----------------
           shares.
                                                          SUPPLEMENTARY PROVISION

                                               Article 1. The change of Article 8 shall be
                                                          effective on January 1, 2014, and
                                                          the provision of Article 8 as in
                                                          effect until the effective date
                                                          shall be as follows as before.

                                               (Number of Shares Constituting One Unit)

                                               Article 8. The number of shares constituting
                                                          one unit of shares of the Company
                                                          shall be one thousand (1,000)
                                                          shares.

                                               Article 2. The provision of Article 1 of the
                                                          Supplementary Provision shall be
                                                          deleted on the effective date of
                                                          the change of Article 8.
---------------------------------------------  ---------------------------------------------
                                                                                       End.